SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                               PDL BioPharma, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69329Y104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 22, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D



------------------------------------                  --------------------------
CUSIP No. 69329Y104                                   Page 2 of 11 Pages
------------------------------------                  --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBKER OF SHARES
BENEFICIALLY OWNED              8,600,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,600,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,600,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                      SCHEDULE 13D



------------------------------------                  --------------------------
CUSIP No. 69329Y104                                   Page 3 of 11 Pages
------------------------------------                  --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBKER OF SHARES
BENEFICIALLY OWNED              8,600,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,600,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,600,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of PDL BioPharma, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or advisor to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 34801 Campus Drive, Fremont, California 94555.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the chief executive officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or advisor to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the chief executive officer of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Funds expended an aggregate of approximately $157,188,600 of their own investment capital to acquire the 8,600,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     On March 5, 2007, the Management Company sent a letter to Mark McDade, Chief Executive Officer of the Company, and to the Board of Directors of the Company, expressing disappointment and concern over the Company's high rate of spending and, in the view of the Management Company, the Company's significant underperformance. In the letter, the Management Company urges that the Company cut costs and not pursue additional acquisitions. The Management Company communicated its belief that pipeline development and cash flow generation are not mutually exclusive and that, accordingly, the Company should reduce its spending to focus on essential product development and research. The Management Company has offered to work with management to streamline the Company's cost structure and asset base as soon as possible, in an effort to allow the cash generating ability and value of the Company to be developed and made apparent to shareholders.

     A copy of the letter is attached to this Schedule 13D as an exhibit and incorporated herein by reference in its entirety.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 8,600,000 shares of Common Stock, consisting of 8,000,000 shares of Common Stock held by the Funds (the "Shares") and 600,000 shares of Common Stock acquirable upon exercise of options held by the Funds (the "Options"). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares and shares of Common Stock acquirable upon exercise of the Options together represent 7.5% of the 115,265,960 shares of Common Stock outstanding as of February 22, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. None of the individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 8,600,000 shares of Common Stock beneficially owned by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions during the past 60 days by the Funds, at the direction of the Reporting Persons, in options to purchase Common Stock.

     All of the transactions set forth on Schedule A and Schedule B were effected in open market transactions. Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Funds have acquired, in open market transactions, standardized Options to purchase an aggregate of 600,000 shares of Common Stock of the Company. Such shares of Common Stock can be acquired for prices of $17.50 per share or $20.00 per share pursuant to the exercise of the Options. For further information relating to the Options, see Item 5 and Schedule B hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

99.1. Letter, dated March 5, 2007, from the Management Company to Mr. Mark McDade, Chief Executive Officer of the Company, and the Board of Directors of the Company.

99.2 Joint Filing Agreement, dated as of March 5, 2007, by and between the Reporting Persons.

99.3 Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 5, 2007





                                 THIRD POINT LLC

                                 By:      Daniel S. Loeb,
                                          Chief Executive Officer


                                 By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:  Justin Nadler
                                     Title: Attorney-in-Fact







                                  DANIEL S. LOEB


                                  By: /s/ Justin Nadler
                                     -------------------------------------------
                                     Name:  Justin Nadler
                                     Title: Attorney-in-Fact






                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                              PDL BIOPHARMA, INC.]




                                                              Schedule A


                                              (Transactions by the Funds in Common Stock
                                                       during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/5/07                      SELL                          (20,500)                          20.22
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/5/07                       BUY                           20,500                           20.22
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/17/07                      BUY                          100,000                           21.50
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/17/07                      BUY                          150,000                           21.48
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/17/07                      BUY                          100,000                           21.53
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/18/07                      BUY                           70,000                           21.71
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/18/07                      BUY                           50,000                           21.92
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/31/07                     SELL                          (27,400)                          20.51
------------------------ ---------------------------- --------------------------------- -----------------------------------

        1/31/07                      BUY                           27,400                           20.51
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/8/07                       BUY                          250,000                           19.69
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/12/07                      BUY                          100,000                           19.45
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/13/07                      BUY                          200,000                           19.35
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/14/07                      BUY                          100,000                           18.97
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/22/07                      BUY                          300,000                           19.37
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/22/07                      BUY                          100,000                           19.43
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/22/07                      BUY                          150,000                           19.59
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/22/07                      BUY                          300,000                           19.58
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/22/07                      BUY                          100,000                           19.82
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/23/07                      BUY                          150,000                           19.49
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/23/07                      BUY                          250,000                           19.43
------------------------ ---------------------------- --------------------------------- -----------------------------------



        2/23/07                      BUY                          450,000                           19.42
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/23/07                      BUY                          100,000                           19.50
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/26/07                      BUY                          100,000                           19.95
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/26/07                      BUY                           50,000                           19.90
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/26/07                      BUY                          200,000                           19.74
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/26/07                      BUY                          150,000                           19.86
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/26/07                      BUY                          100,000                           19.89
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/27/07                      BUY                          100,000                           19.36
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                     SELL                          (27,900)                          19.09
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                      BUY                           27,900                           19.09
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                      BUY                          300,000                           19.21
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                      BUY                          200,000                           19.01
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                      BUY                           50,000                           19.03
------------------------ ---------------------------- --------------------------------- -----------------------------------

        2/28/07                      BUY                          200,000                           19.05
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/1/07                       BUY                          100,000                           18.76
------------------------ ---------------------------- --------------------------------- -----------------------------------

        3/1/07                       BUY                          150,000                           18.70
------------------------ ---------------------------- --------------------------------- -----------------------------------



                                                              Schedule B


                                          (Transactions by the Funds during the past 60 days
                                                 in options to purchase Common Stock)


     Date            Transaction       Strike Price Per Share($)  Shares Acquirable Upon Exercise       Option Price
     ----            -----------       ----------------------     ----------------------------------    -------------
                                                                                                        Per Share($)
                                                                                                        ------------
--------------- ------------------------ ------------------------- ------------------------------ -------------------------

    2/7/07                BUY                     20.00                       200,000                       1.45
--------------- ------------------------ ------------------------- ------------------------------ -------------------------

    2/8/07                BUY                     20.00                       200,000                       0.75
--------------- ------------------------ ------------------------- ------------------------------ -------------------------

    2/13/07               BUY                     17.50                       200,000                       2.18
--------------- ------------------------ ------------------------- ------------------------------ -------------------------

    3/2/07               SELL                     20.00                      (200,000)                      0.80
--------------- ------------------------ ------------------------- ------------------------------ -------------------------

    3/2/07                BUY                     17.50                       200,000                       2.20
--------------- ------------------------ ------------------------- ------------------------------ -------------------------